UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Traeger, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

89269P103
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89269P103	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSON Trilantic Capital Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,986,994
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 17,986,994
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,986,994
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 89269P103	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSON TCP Traeger Holdings SPV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,986,994
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 17,986,994
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,986,994
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 89269P103	SCHEDULE 13G	Page 4 of 9

1	NAME OF REPORTING PERSON Trilantic Capital Partners Associates V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,986,994
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 17,986,994
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,986,994
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 89269P103	SCHEDULE 13G	Page 5 of 9

1	NAME OF REPORTING PERSON Trilantic Capital Partners Associates MGP V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,986,994
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 17,986,994
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,986,994
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 89269P103	SCHEDULE 13G	Page 6 of 9

ITEM 1.	(a)	Name of Issuer:

Traeger, Inc

	(b)	Address of Issuer’s Principal Executive Offices:

1215 E. Wilmington Avenue, Suite 200, Salt Lake City, UT, 84106

ITEM 2.	(a)	Name of Person Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

  Trilantic Capital Management L.P. (“TCM”), the investment adviser of the Trilantic Funds and the TCP SPV;
  TCP Traeger Holdings SPV LLC (“TCP SPV”), a special purpose entity formed on behalf of Trilantic Capital Partners V (North America) L.P. and Trilantic Capital Partners V (North America) Fund A L.P. (together, the “Trilantic Funds”);
  Trilantic Capital Partners Associates V L.P. (“Trilantic Associates”), the manager of TCP SPV; and
  Trilantic Capital Partners Associates MGP V LLC (“Trilantic Associates MGP”), the general partner of Trilantic Associates.

	(b)	Address of Principal Business Office, or if none, Residence:

399 Park Avenue, 39th Floor, New York, NY 10022

	(c)	Citizenship:

Each of the Reporting Persons is a Delaware limited partnership or limited liability company

	(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share

	(e)	CUSIP Number:

89269P103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

CUSIP No. 89269P103	SCHEDULE 13G	Page 7 of 9

ITEM 4.	OWNERSHIP.

(a) Amount beneficially owned:

See row 9 of the cover page of each Reporting Person.

(b) Percent of class:

See row 9 of the cover page of each Reporting Person. Percentage beneficial ownership is based on 117,547,916 shares of common stock outstanding as of November 12, 2021, as reported by the Issuer in its 10-Q for the period ended September 30, 2021.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

CUSIP No. 89269P103	SCHEDULE 13G	Page 8 of 9

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP No. 89269P103	SCHEDULE 13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

Trilantic Capital Management L.P.

By:	/s/ Giulianna Ruiz
Name: /s/ Giulianna Ruiz
Title: General Counsel

TCP Traeger Holdings SPV LLC

By:	/s/ Giulianna Ruiz
Name: /s/ Giulianna Ruiz
Title: General Counsel

Trilantic Capital Partners Associates V L.P.

By:	/s/ Giulianna Ruiz
Name: /s/ Giulianna Ruiz
Title: General Counsel

Trilantic Capital Partners Associates MGP V LLC

By:	/s/ Giulianna Ruiz
Name: /s/ Giulianna Ruiz
Title: General Counsel

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 10, 2022

Trilantic Capital Management L.P.

By:	/s/ Giulianna Ruiz
Name: /s/ Giulianna Ruiz
Title: General Counsel

TCP Traeger Holdings SPV LLC

By:	/s/ Giulianna Ruiz
Name: /s/ Giulianna Ruiz
Title: General Counsel

Trilantic Capital Partners Associates V L.P.

By:	/s/ Giulianna Ruiz
Name: /s/ Giulianna Ruiz
Title: General Counsel

Trilantic Capital Partners Associates MGP V LLC

By:	/s/ Giulianna Ruiz
Name: /s/ Giulianna Ruiz
Title: General Counsel